Exhibit 8.1

List of Subsidiaries

Subsidiary	Principal Activity	Country of Incorporation

Xenova Limited	Discovery and development of drug candidates.	England and Wales

Xenova Research Limited (formerly Cantab Pharmaceuticals Research Limited)	Discovery and development of drug candidates which stimulate the patient’s immune system	England and Wales

Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc)	Formerly ultimate holding company in Cantab Group	England and Wales

Xenova Discovery Limited	Discovery and development of drug candidates	England and Wales

Xenova UK Limited	Discovery and development of drug candidates	England and Wales

Oncocene Limited	Dormant	England and Wales

Cantab Pharmaceuticals Inc	Dormant	U.S.

MetaXen LLC	Dormant	U.S.

The Xenova Pension Trustee Company Limited	Dormant	England and Wales